August 2026 S&P 500® Futures Excess Return Index Supplement to the Underlier Supplement, the Prospectus Supplement and the Prospectus, each as may be amended from time to time, that form a part of Registration Statement No. 333-284538

Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-284538
GS Finance Corp. Medium-Term Notes, Series F guaranteed by The Goldman Sachs Group, Inc.

S&P 500® Futures Excess Return Index

Overview

This section constitutes only a brief overview of the S&P 500® Futures Excess Return Index. The index is described in more detail under “The Underliers — S&P 500® Futures Excess Return Index” in the underlier supplement referred to in “About This Index Supplement” below.

The S&P 500® Futures Excess Return Index (current Bloomberg symbol: “SPXFP Index”), which we also refer to in this index supplement as the “index,” measures the performance of the nearest maturing quarterly E-mini S&P 500 futures contract trading on the Chicago Mercantile Exchange. The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy.

The index has a base date of September 9, 1997, with a base value of 100, as adjusted, and is calculated, maintained and published by S&P Dow Jones Indices LLC.

We have derived all information contained in this index supplement regarding the index from publicly available information. Additional information about the index is available on the following website: spglobal.com/spdji/en/indices/strategy/sp-500-futures-index. We are not incorporating by reference the website or any material it includes in this index supplement.

Quick Facts		Historical Performance
Sponsor	S&P Dow Jones Indices LLC

The graph below shows the daily historical closing levels of the index from January 4, 2021 through August 3, 2026. As a result, the below graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity indices. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification. You should not take the historical levels of the index as an indication of its future performance.

Calculation Agent	S&P Dow Jones Indices LLC
Index Currency	USD
Reuters Ticker	.SPXFP
Bloomberg Ticker	SPXFP
Rebalancing	Quarterly
Index Members	Variable
Annualized Return and Annualized Volatility
Geographical Coverage	US

The following table provides the annualized return and annualized volatility of the index for each applicable period ended August 3, 2026. Annualized return represents the average rate of return per annum, calculated as the geometric average of the percentage change of the index during the applicable time period. Annualized volatility is a measure of the historical variability of returns, and is calculated as the square root of 252 multiplied by the sample standard deviation of the daily logarithmic returns of the index during the applicable time period. You should not take any annualized return or annualized volatility information regarding the index as an indication of its future performance.

Type	Excess Return		Annualized Return	Annualized Volatility
Launch Date	August 11, 2010	1 Year	17.80%	12.81%
History Available Since	September 9, 1997	3 Years	14.37%	15.00%
		5 Years	8.34%	16.92%
		Since January 4, 2021	11.04%	16.57%

Your investment in securities linked to the index involves certain risks. See “Selected Risk Factors” on page S-3 to read about investment risks relating to such securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this index supplement, the applicable pricing supplement, the applicable product supplement, if any, the applicable general terms supplement, if any, the accompanying underlier supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

August 2026 S&P 500® Futures Excess Return Index Supplement dated August 26, 2026.

August 2026 S&P 500® Futures Excess Return Index Supplement Dated August 26, 2026

Comparative Performance Data

Index Performance Compared to its Parent Index

For comparative purposes, the graph below shows the performance, from January 4, 2021 through August 3, 2026, of the S&P 500® Futures Excess Return Index (in black) and the S&P 500® Index (in blue).

For comparative purposes, each of the S&P 500® Futures Excess Return Index and the S&P 500® Index have been adjusted to have a closing level of 100.00 on January 4, 2021 by dividing the applicable closing level on each day by that index’s closing level on January 4, 2021 and multiplying the quotient by 100.00.

The daily historical closing levels of the indices used to create this graph were obtained from Bloomberg Financial Services, without independent verification. You should not take this graph or the historical closing levels of the indices used to create this graph as an indication of the future performance of any index, including the S&P 500® Futures Excess Return Index, or the correlation (if any) between the level of the S&P 500® Futures Excess Return Index and the level of the S&P 500® Index.

Comparative Performance of the S&P 500® Futures Excess Return Index (SPXFP) and the S&P 500® Index (SPX)

Index Annualized Return Compared to its Parent Index

The following table provides a comparison of the annualized returns of the S&P 500® Futures Excess Return Index and the S&P 500® Index for the applicable period ended August 3, 2026. Annualized return represents the average rate of return per annum, calculated as the geometric average of the percentage change of the applicable index during the applicable time period. You should not take the annualized returns of the indices as an indication of the future performance of any index, including the S&P 500® Futures Excess Return Index.

Comparison of Annualized Returns of the S&P 500® Futures Excess Return Index and the S&P 500® Index

	1 Year	3 Years	5 Years	Since January 4, 2021
S&P 500® Index	21.84%	19.07%	11.44%	13.77%
S&P 500® Futures Excess Return Index	17.80%	14.37%	8.34%	11.04%

August 2026 S&P 500® Futures Excess Return Index Supplement Dated August 26, 2026

Selected Risk Factors

An investment in securities linked to the index is subject to the risks described below as well as the risks and considerations described in the accompanying underlier supplement no. 49, the applicable pricing supplement, the applicable product supplement, if any, the applicable general terms supplement, if any, the accompanying prospectus supplement and the accompanying prospectus. The following risk factors are discussed in greater detail in the accompanying underlier supplement no. 49. References below to “reference equity index” mean the “S&P 500® Index”.

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The Estimated Value of Your Securities At the Time the Terms of Your Securities Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Securities
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Your Securities Are Subject to the Credit Risk of GS Finance Corp., as Issuer, and the Credit Risk of The Goldman Sachs Group, Inc., as Guarantor
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The Market Value of Your Securities May Be Influenced by Many Unpredictable Factors
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If the Value of an Underlier Changes, the Market Value of Your Securities May Not Change in the Same Manner
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The Return on Your Securities Will Not Reflect Any Dividends Paid on Any Underlier Stock
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You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
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Past Performance is No Guide to Future Performance
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The Policies of the Underlier Sponsor and Changes That Affect the Equity Futures Index or the Securities Comprising the Reference Equity Index Could Affect the Payment Amount on Your Securities and Their Market Value
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Except to the Extent The Goldman Sachs Group, Inc. Is One of the Companies Whose Common Stock Comprises the Reference Equity Index, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Issuers of Securities Comprising the Reference Equity Index or Own the Underlying Futures Contracts, There Is No Affiliation Between Us and the Issuers of Securities Comprising the Reference Equity Index
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Linking to an Equity Futures Contract Is Different From Linking to the Applicable Reference Equity Index
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Negative Roll Yields Will Adversely Affect the Level of the Equity Futures Index Over Time and Therefore the Amount Payable on the Securities
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Futures Contracts Are Not Assets with Intrinsic Value
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You Have No Rights in Any Futures Contract Tracked by the Dow Jones Industrial Average Futures Excess Return Index, the Nasdaq-100 Futures Excess Return™ Index, the Russell 2000® Futures Excess Return Index or the S&P 500® Futures Excess Return Index, As Applicable
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Owning the Securities Is Not the Same as Directly Owning the Securities or Futures Contract Directly or Indirectly Tracked by the Dow Jones Industrial Average Futures Excess Return Index, the Nasdaq-100 Futures Excess Return™ Index, the Russell 2000® Futures Excess Return Index or the S&P 500® Futures Excess Return Index
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Suspension or Disruptions of Market Trading in Stocks or Futures Contracts May Adversely Affect the Value of the Securities

August 2026 S&P 500® Futures Excess Return Index Supplement Dated August 26, 2026

About This Index Supplement

GS Finance Corp. may use this index supplement in the initial sale of the securities. In addition, Goldman Sachs & Co. LLC (GS&Co.), or any other affiliate of GS Finance Corp., may use this index supplement in a market-making transaction in a security after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this index supplement is being used in a market-making transaction.

This index supplement constitutes a supplement to the documents listed below and therefore should be read in conjunction with such documents:

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Underlier supplement no. 49 dated June 24, 2026
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Prospectus supplement dated February 14, 2025
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Prospectus dated February 14, 2025

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this index supplement, the accompanying underlier supplement no. 49, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This index supplement addendum is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this index supplement addendum, the accompanying index supplement no. 49, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.